UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BIONIK LABORATORIES CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

09074A109

(CUSIP Number of Common Stock Underlying Warrants)

Peter Bloch

Chairman and Chief Executive Officer

Bionik Laboratories Corp.

483 Bay Street, N105

Toronto, Ontario M5G 2C9

Phone: (416) 640-7887

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:

Stephen E. Fox, Esq.

Ruskin Moscou Faltischek, P.C.

1425 RXR Plaza

15th Floor, East Tower

Uniondale, New York 11556

Telephone No.: (516) 663-6600

CALCULATION OF FILING FEE:

Transaction valuation (1)	Amount of filing fee (1)(2)(3)
$5,644,238.08	$654.17

(1)	Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 17,638,244 shares of common stock, including: (i) outstanding warrants to purchase an aggregate of 16,408,250 shares of the Company’s common stock issued to investors participating in the Company’s private placement financing (the “ Offering ”) which had closing on February 26, 2015, March 27, 2015, March 31, 2015, April 21, 2015, May 27, 2015, and June 30, 2015; and (ii) outstanding warrants to purchase an aggregate of 1,229,994 shares of the Company’s common stock issued to the placement agent in connection with the Offering. The transaction value is calculated pursuant to Rule 0-11 using $.32 per share of common stock, which represents the average of the high and low sales price of the common stock on May 19, 2017.

(2)	Calculated by multiplying the transaction value by 0.0001159.

(3)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:   ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on May 25, 2017, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO originally filed with the SEC on June 15, 2017 (as amended, together with the exhibits thereto, this “Schedule TO”) relating to an offer by Bionik Laboratories Corp. (the “Company”) to amend and exercise certain outstanding warrants upon the terms and subject to the conditions set forth in the Offer to Amend and Exercise Warrants to Purchase Common Stock, dated May 25, 2017 (the “Offer to Amend and Exercise”), which together with the Election to Participate and Exercise Warrant, Notice of Withdrawal, and Form of First Amendment to Common Stock Purchase Warrant constitute the “Offering Materials”.

The information contained in the Offer to Amend and Exercise filed as Exhibit (a)(1)(B) to this Schedule TO is incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Offering Materials, and Items 1 through 11 of the Schedule TO to the extent such Items incorporate by reference the information contained in the Offering Materials, are hereby amended and supplemented as follows:

1. The Expiration date of June 22, 2017 at 11:59.59, Eastern Time in the Offering Materials should be deleted and replaced with June 27, 2017 at 11:59.59 p.m., so that the Expiration Date as extended is June 27, 2017 at 11:59.59, Eastern Time, unless further extended pursuant to the Offer to Amend and Exercise.

2. The Company notified the OTCQX Market that it does not expect to meet the net tangible asset test required for continued listing on the OTCQX Market when it files its Annual Report on Form 10-K expected on or about June 29, 2017. The Company intends to apply for listing on the OTCQB Venture Market.

Other than the extension of the Expiration Date, the terms of the Offering Materials have not changed.

This Amendment No. 2 amends and supplements only the items of the Schedule TO that are being amended and supplemented hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 2 should be read in conjunction with the Schedule TO and the related exhibits included therein, as the same may be further amended or supplemented hereafter and filed with the SEC.

Item 1. SUMMARY TERM SHEET.

The information set forth in Item 4 below is incorporated herein by reference.

Item 4. TERMS OF THE TRANSACTION.

This Amendment No. 2 amends and supplements Items 1 and 4 of the Schedule TO as follows:

Extension of the Offer

The Company is extending the Expiration Date of the Offer until June 27, 2017 at 11:59.59 p.m., unless further extended by the Company. The Offer to Amend and Exercise had been previously scheduled to expire at 11:59.59 p.m., Eastern Time, on June 22, 2017. Throughout the Schedule TO, the Offer to Amend and Exercise and the other Offering Materials, all references to the Expiration Date are hereby amended to extend the Expiration Date until June 27, 2017 at 11:59.59 p.m.

On June 21, 2017, the Company advised holders of the Original Warrants of the extension of the Expiration date by mailing a supplemental letter to the holders, dated June 21, 2017. Such letter is incorporated herein by reference as Exhibit (a)(1)(H).

Clarification of Withdrawal Rights

If you change your mind and do not want to participate in the Offer to Amend and Exercise, you may withdraw any Original Warrants tendered in the Offer to Amend and Exercise at any time prior to the Expiration Date, which is now June 27, 2017 at 11:59.59 p.m., by following the procedure outlined in the Offer to Amend and Exercise and the other Offering Materials.

Item 12.	EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A)*	Letter to Holders of Original Warrants
	(1)(B)*	Offer to Amend and Exercise
	(1)(C)*	Form of Election to Participate and Exercise Warrant
	(1)(D)*	Form of Notice of Withdrawal
	(1)(E)*	Form of Amendment to Warrant
	(1)(F)*	Form of Warrant (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed with the SEC on March 4, 2015)
	(l)(G)*	Letter to Holders of Original Warrants dated June 15, 2017
	(1)(H)	Letter to Holders of Original Warrants dated June 21, 2017
	(5)(A)*	Annual Report on Form 10-KT for the fiscal year ended March 31, 2016, filed with the SEC on June 30, 2016 (incorporated herein by reference)
	(5)(B)*	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, filed with the SEC on August 15, 2016 (incorporated herein by reference)
	(5)(C)*	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the SEC on November 14, 2016 (incorporated herein by reference)
	(5)(D)*	Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2016, filed with the SEC on February 14, 2017 (incorporated herein by reference)
(b)		None.
(c)		Not applicable.
(d)	(1)*	Engagement Agreement dated May 3, 2017, by and between the Company and Garden State Securities Inc.
	(2)*	Escrow Agreement dated May 25, 2017 by and among Bionik Laboratories Corp., Garden State Securities, Inc. and Signature Bank, as escrow agent
(e)		Not applicable.
(f)		Not applicable.
(g)		None.
(h)		None

__________

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIONIK LABORATORIES CORP.

By:	/s/ Peter Bloch
Name:	Peter Bloch
Title:	Chairman and Chief Executive Officer
(Principal Executive Officer)

Date: June 21, 2017